1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISION

Washington, DC 20549

02050723

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 8-1-02

For the month of August, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant's Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No ✓

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_______)

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-25341525ext.1528
fin@spil.com.tw

Janet Chen/ Investor Relations
(886)2-27028898#105
janet@spiltp.com.tw

SPIL 2Q02 Reported Revenues up 2.8% and Net Income up 18.8% QoQ

Taichung, Taiwan, August 7, 2002—**Siliconware Precision Industries Co., Ltd.** ("SPIL" or "the Company")(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenue for 2Q 2002 reaches another record high of NT$ 5,398 million, representing 2.8% increase QoQ and 55.1% increase compared to the same period of year 2001. SPIL reported 1H 2002 revenues of NT$ 10,650 million, up 32.5% compared to the same period of year 2001.

Net income for 2Q 2002 was NT$ 185 million, representing 18.8% increase sequentially, and compared with a loss of NT$ 215 million in 2Q 2001. For the 1H 2002, net income was NT$ 341 million, up 101% compared with the same period of year 2001.

Unconsolidated 2Q 02 Financial Results

- Net revenue amounted to NT$ 5,398 million, of which NT$ 4,813 million was from assembly business and NT$ 585 million was from testing business.
- Cost of goods sold was NT$ 4,853 million, and gross profit was NT$ 545 million, representing gross margins of 10.1%.
- Operating expenses were NT$ 355 million, including selling expenses of NT$ 102 million, administrative expenses of NT$ 149 million, and R& D expenses of NT$ 104 million. Operating profit was NT$ 190 million, representing operating margins of 3.5%.
- Net interest expense for this quarter was NT$ 84 million.
- The Company recognized an investment gains of NT$ 40 million, mainly including an income of NT$ 36 million from Sigurd. Investment gains and losses attributable to ChipMOS are excluded herein pursuant to the SFC's grant of a one year accounting deferment.
- Net income was NT$ 185 million, up 18.8% compared with net income of NT$ 156 million for 1Q 02.
- Earning per ordinary share for the quarter were NT$0.10, or earnings per ADS of US$ 0.014. Total weighted average outstanding shares for 2Q02 were 1,825,746 thousand shares.

Capital Expenditure

- Capital spending in 2Q 02 totaled NT$ 1, 693 million, in which NT$ 1,393 million spent on assembly operation and NT$ 300 million spent on testing operation.

Assembly Operation

- In 2Q02, overall assembly ASP remained flat compared with 1Q02, and overall unit shipment, including BGA, QFP and SO, increased 2.3%, compared with previous quarter.
- BGA revenue accounted for 38% of total revenue, QFP accounted for 36% and SO accounted for 12%. Testing service generated 11% of total revenues in 2Q02.
- The average assembly utilization rate was around 70~75% in 2Q02.

Testing Operation

- The average testing utilization rate was around 55~60% in 2Q02, but certain testing platform, such as Agilent, Schlumberger and Teradyne, were running at 80~85%.

Siliconware Precision Industries Co., Ltd.

About SPIL

Siliconware Precision Industries Ltd. ("SPIL")(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers' integrated circuit packaging and testing requirements, with turnkey solutions that covers from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, through drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL's web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

- the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
- cyclical nature of the semiconductor industry;
- risks associated with international global business activities;
- non-operating losses due to poor financial performance of our investments;
- our dependence on key personnel;
- general economic and political conditions, including those related to the semiconductor and personal computer industries;
- possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activity and armed conflict;
- fluctuations in foreign currency exchange rates; and
- other risks indentified in our annual report for the year ended December 31, 2001 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

The words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our auditing process. The investment gains of our company for the six months ended June 30, 2002 reflect our gains attributable to the first half of 2002 unaudited financial results of several of our investments (the "Investees") which are evaluated under the equity method with the exception of gains and losses attributable to ChipMOS, herein excluded pursuant to the SFC's grant of a one-year accounting deferment. The unaudited unconsolidated financial data for our company for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for any period thereafter.

矽品精密工業股份有限公司
Siliconware Precision Industries Co., Ltd.



Investor Conference

August 7, 2002

Bough Lin
Chairman

Safe Harbor Statements

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

- the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
- cyclical nature of the semiconductor industry;
- risks associated with international global business activities;
- non-operating losses due to poor financial performance of our investments;
- our dependence on key personnel;
- general economic and political conditions, including those related to the semiconductor and personal computer industries;
- possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activity and armed conflict;
- fluctuations in foreign currency exchange rates; and
- other risks indentified in our annual report for the year ended December 31, 2001 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

The words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our auditing process. The investment gains of our company for the six months ended June 30, 2002 reflect our gains attributable to the first half of 2002 unaudited financial results of several of our investments (the "Investees") which are evaluated under the equity method with the exception of gains and losses attributable to ChipMOS, herein excluded pursuant to the SFC's grant of a one year accounting deferment. The unaudited unconsolidated financial data for our company for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for any period thereafter.

2Q 02 Income Statement
YoY Comparison

Amount: NT$Million	2Q 2002 Actual	2Q 2002 %	2Q 2001 Actual	2Q 2001 %	YoY Chg %
Net Sales	5,398	100.0	3,480	100.0	55.1
Cost of Goods Sold	(4,853)	-89.9	(3,323)	-95.5	46.0
Gross Margin	545	10.1	157	4.5	246.6
Operating Expense	(355)	-6.6	(363)	-10.4	-2.2
Operating Income	190	3.5	(206)	-5.9	—
Non-operating Income	230	4.3	163	4.7	40.9
Non-operating Expense	(242)	-4.5	(472)	-13.6	-48.8
Income before Tax	178	3.3	(515)	-14.8	—
Income Tax Credit (Expense)	7	0.1	300	8.6	-97.9
Net Income	185	3.4	(215)	-6.2	—

2Q 02 Income Statement
QoQ Comparison

Amount: NT$Million	2Q 2002 Actual	2Q 2002 %	1Q 2002 Actual	1Q 2002 %	QoQ Chg %
Net Sales	5,398	100.0	5,252	100.0	2.8
Cost of Goods Sold	(4,853)	-89.9	(4,699)	-89.5	3.3
Gross Margin	545	10.1	553	10.5	-1.3
Operating Expense	(355)	-6.6	(370)	-7.0	-4.0
Operating Income	190	3.5	183	3.5	4.1
Non-operating Income	230	4.3	155	3.0	48.8
Non-operating Expense	(242)	-4.5	(225)	-4.3	7.7
Income before Tax	178	3.3	113	2.2	58.2
Income Tax Credit (Expense)	7	0.1	43	0.8	-85.0
Net Income	185	3.4	156	3.0	18.8

1H 02 Income Statement YoY Comparison

Amount: NT$Million	1H 2002 Actual	%	1H 2001 Actual	%	YoY Chg %
Net Sales	10,650	100.0	8,038	100.0	32.5
Cost of Goods Sold	(9,552)	-89.7	(7,242)	-90.1	31.9
Gross Margin	1,098	10.3	796	9.9	38.0
Operating Expense	(725)	-6.8	(715)	-8.9	1.4
Operating Income	373	3.5	81	1.0	359.4
Non-operating Income	385	3.6	314	3.9	22.8
Non-operating Expense	(467)	-4.4	(691)	-8.6	-32.4
Income before Tax	291	2.7	(296)	-3.7	—
Income Tax Credit (Expense)	50	0.5	465	5.8	-89.4
Net Income	341	3.2	169	2.1	101.3
Diluted Earnings Per Ordinary Shares	NT$ 0.19		NT$ 0.09		
Diluted Earnings Per ADS	US$ 0.028		US$ 0.013		
Weighted average outstanding shares ('K)	1,825,746		1,885,174		

Balance Sheet Highlight- June 30, 2002

Amount: NT$Million	June 30,2002 Actual	%
Cash and Cash Equivalents	7,213	16
Long-term Investments	7,991	17
Fixed Assets	23,359	50
Total Assets	46,566	100
LT Debt	14,322	31
Shareholder Equity	26,328	57
Depreciation	2,244	
Capital Expenditure	3,221	

Top 20 customers

Ali	MXIC
AMIC	Mediatek
ATI	nVidia
Broadcom	Realtek
Cirrus Logic	Ricoh
EliteMT	Sandisk
Faraday	Vanguard
Genesis	Via
LSI Logic	Winbond
Marvell	Xilinx



Customers Concentration
51%
70%
80%
Top 5
Top 10
Top 20

Sales Breakdown by Geography



Asia
46%
US
51%
Japan
3%

1Q 02



Asia
39%
US
56%
Japan
5%

2Q 02

Sales Breakdown by Customer



Fabless
83%
IDM
17%
1Q 02
Fabless
83%
IDM
17%
2Q 02

Sales Breakdown by Application



Other
3%
Communication
12%
Memory
12%
Consumer
15%
PC
58%
1Q 02
Other
3%
Communication
18%
Memory
13%
Consumer
15%
PC
51%
2Q 02

Sales Breakdown by Product Type



Other
2%
Testing
10%
SO
11%
BGA
42%
QFP
35%
1Q 02
Other
3%
Testing
11%
SO
12%
BGA
38%
QFP
36%
2Q 02

Capacity-Wirebonder, Tester, Headcount

Item \ Period	2Q 01	3Q 01	4Q 01	1Q 02	2Q 02
Wirebonder	1,868	1,888	2,085	2,225	2,325
Tester	163	165	171	186	190
Headcount	6,019	6,064	6,610	7,300	7,980

Advanced Packaging in Production

SPIL

- 12" Wafer Bumping
- 12" Wafer Flip Chip Assembly
- Wafer Level CSP(WLCSP)
- Multi-Package BGA
- Story Stacked Die CSP Package
- 48 um in-line Fine Pitch Wire Bonding

Advanced Packaging in Development

SPIL

- Multi-Package Flip Chip BGA
- Lead-Free Flip Chip Assembly
- High-Lead Flip Chip Assembly
- Thin Wafer(4 mil) Assembly Technology
- 45 um in-line Fine Pitch Wire Bonding

Patent Filing & Granted

Taiwan



	1997	1998	1999	2000	2001	2002
Filing	4	8	31	101	85	24
Granted	4	8	27	88	43	0

U S A



	1998	1999	2000	2001	2002
Filing	1	25	76	77	13
Granted	1	17	41	19	0

SPIL & Affiliates' Sales Revenue

Amount: NT$Million

Investees	Business	Ownership %	Revenue 2001 Assembly	Revenue 2001 Test	Revenue 1H 2002 Assembly	Revenue 1H 2002 Test
SPIL	IC Assembly & Test	—	14,801	1,729	9,575	1,075
ChipMOS Tech.	DRAM & TCP Assembly & Test	29	1,742	3,505	1,074	1,908
SIGURD	PDIP/SO Assembly & Test	34	415	406	209	328
ThaiLin	Memory Test	9	—	718	—	428
Ucomm	RF Test	43	—	58	—	69
ARTEST	Mixed Signal & RF Test	31	—	565	—	105
Total			16,958	6,981	10,858	3,913
Phoenix Precision	IC Substrates	17	2,073	—	1,266	—

SPIL Quarterly Revenue

Amount:NT$ Million



3,965
4,671
5,172
5,038
4,558
3,480
3,805
4,688
5,252
5,398
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02

http://www.spil.com.tw

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of June 30, 2002 and 2001

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30,2002			June 30,2001		Sequential	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalents	214,802	7,213,049	16	6,109,451	15	1,103,598	18
Accounts receivable	114,471	3,843,940	8	3,131,308	8	712,632	23
Inventories	47,431	1,592,735	3	1,344,945	3	247,790	18
Other current assets	24,104	809,426	2	550,374	1	259,052	47
Total current assets	400,809	13,459,150	29	11,136,078	27	2,323,072	21
Long-term investments	237,971	7,991,081	17	7,116,627	17	874,454	12
Fixed assets	1,131,087	37,981,888	81	32,154,191	77	5,827,697	18
Less accumulated depreciation	(435,465)	(14,622,930)	-31	(10,319,456)	-25	(4,303,474)	42
Net fixed assets	695,621	23,358,958	50	21,834,735	52	1,524,223	7
Other assets	52,328	1,757,161	4	1,701,947	4	55,214	3
Total Assets	1,386,729	46,566,350	100	41,789,387	100	4,776,963	11
LIABILITIES AND STOCKHOLDERS' EQUITY							
Liabilities							
Total current liabilities	175,290	5,886,244	12	2,881,742	7	3,004,502	104
Bonds payable	237,477	7,974,462	17	6,238,654	15	1,735,808	28
Long term loans	189,039	6,347,920	14	4,186,395	10	2,161,525	52
Other liabilities	891	29,906	—	15,742	—	14,164	90
Total Liabilities	602,696	20,238,532	43	13,322,533	32	6,915,999	52
Stockholders' Equity							
Capital stock	561,398	18,851,737	41	16,235,946	39	2,615,791	16
Undistributed Stock dividends	—	—	—	2,615,791	6	(2,615,791)	-100
Capital reserve	240,855	8,087,905	17	8,112,777	19	(24,872)	—
Legal reserve	12,641	424,495	1	1,321,835	3	(897,340)	-68
Special reserve	—	—	—	269,154	1	(269,154)	-100
Retained earnings	10,144	340,639	1	185,898	—	154,741	83
Unrealized long-term investment loss	—	—	—	(316,105)	-1	316,105	-100
Cumulated translation adjustment	(412)	(13,823)	—	41,558	—	(55,381)	-133
Treasury stock	(40,594)	(1,363,135)	-3	—	—	(1,363,135)	—
Total Equity	784,033	26,327,818	57	28,466,854	68	(2,139,036)	-8
Total Liabilities & Shareholders' Equity	1,386,729	46,566,350	100	41,789,387	100	4,776,963	11

Note (1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.58 per U. S. dollar .

(2)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended June 30, 2002 and 2001

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30					Sequential Comparison		
	2Q 2002			2Q 2001	YOY	2Q 2002	1Q 2002	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %
Net Sales	160,749	5,397,967	100.0	3,480,036	55.1	5,397,967	5,251,620	2.8
Cost of Goods Sold	(144,507)	(4,852,560)	-89.9	(3,322,697)	46.0	(4,852,560)	(4,699,039)	3.3
Gross Profit	16,242	545,407	10.1	157,339	246.6	545,407	552,581	-1.3
Operating Expenses								
Selling Expenses	(3,050)	(102,431)	-1.9	(99,187)	3.3	(102,431)	(92,879)	10.3
Administrative Expenses	(4,437)	(149,008)	-2.8	(128,088)	16.3	(149,008)	(137,682)	8.2
Research and Development Expenses	(3,085)	(103,611)	-1.9	(136,453)	-24.1	(103,611)	(139,091)	-25.5
Operating Income	5,669	190,357	3.5	(206,389)	—	190,357	182,929	4.1
Non-operating Income	6,860	230,366	4.3	163,467	40.9	230,366	154,779	48.8
Non-operating Expenses	(7,212)	(242,182)	-4.5	(472,571)	-48.8	(242,182)	(224,864)	7.7
Income before Income Tax	5,317	178,541	3.3	(515,493)	—	178,541	112,844	58.2
Income Tax Credit (Expenses)	191	6,407	0.1	300,043	-97.9	6,407	42,847	-85.0
Net Income	5,508	184,948	3.4	(215,450)	—	184,948	155,691	18.8

Note

(1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.58 per U. S. dollar.

(2)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Six Months Ended June 30, 2002 and 2001

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2002 and 2001				
	2002			2001	YOY
	USD	NTD	%	NTD	Change %
Net Sales	317,141	10,649,587	100.0	8,037,781	32.5
Cost of Goods Sold	(284,443)	(9,551,599)	-89.7	(7,242,071)	31.9
Gross Profit	32,698	1,097,988	10.3	795,710	38.0
Operating Expenses					
Selling expenses	(5,816)	(195,310)	-1.8	(194,244)	0.5
Administrative expenses	(8,538)	(286,690)	-2.7	(266,969)	7.4
Research and development expenses	(7,228)	(242,702)	-2.3	(253,247)	-4.2
Operating Income	11,116	373,286	3.5	81,250	359.4
Non-operating Income	11,469	385,145	3.6	313,700	22.8
Non-operating Expenses	(13,908)	(467,046)	-4.4	(690,680)	-32.4
Income Before Income Tax	8,677	291,385	2.7	(295,730)	—
Income Tax Credit (Expenses)	1,467	49,254	0.5	464,911	-89.4
Net Income	10,144	340,639	3.2	169,181	101.3
Earnings Per Common Share		NT$ 0.19		NT$ 0.09	
Earnings Per ADS		US$ 0.028		US$ 0.013	
Weighted Average Number of Shares Outstanding('k)		1,825,746		1,885,174	

(1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.58 per U. S. dollar.

(2)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended June 30, 2002 and 2001

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2002		6 months, 2001
	USD	NTD	NTD
Cash Flows from Operating Activities:			
Net income	10,144	340,639	169,181
Depreciation & Amortization	71,816	2,411,565	2,082,521
Long-term investment (gain) loss recognized by equity method	(1,332)	(44,735)	309,330
Gain on disposal of investment	(102)	(3,427)	(25,028)
Compensation interest payable on bonds payable	5,518	185,297	170,389
Foreign currency exchange (gain) loss on bonds payable	(9,446)	(317,195)	288,550
Change in working capital & others	8,735	293,327	(123,897)
Net cash flows provided from operating activities	85,333	2,865,471	2,871,046
Cash Flows from Investing Activities:			
Payment for short-term investment	(203,049)	(6,818,370)	—
Acquisition of property, plant, and equipment	(95,919)	(3,220,959)	(3,066,885)
Proceeds from disposal of short-term investment	203,149	6,821,740	53,536
Proceeds from disposal of long-term investment	505	16,957	313,995
Payment for long-term investment	(43,876)	(1,473,362)	(935,969)
Payment for deferred charges/other changes	(7,903)	(265,371)	154,824
Net cash used in investing activities	(147,092)	(4,939,365)	(3,480,499)
Cash Flows from Financing Activities:			
Repayment in short-term loan	(23,526)	(790,000)	(966,992)
Repayment of commercial paper	(2,999)	(100,706)	(450)
Proceeds from long-term loan	17,915	601,582	1,179,912
Proceeds from bonds payable	226,571	7,608,260	—
Redemption of bonds payable	(122,753)	(4,122,030)	—
Remuneration of directors and supervisors' bonus	—	—	(52,790)
Refund of deposit-out	3	90	480
Net cash provided from financing activities	95,211	3,197,196	160,160
Net increase (decrease) in cash and cash equivalents	33,452	1,123,302	(449,293)
Cash and cash equivalents at beginning of period	181,350	6,089,747	6,558,744
Cash and cash equivalents at end of period	214,802	7,213,049	6,109,451

Note (1) : New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.58 per U. S. dollar.

(2) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: August 7, 2002

By: Wen Chung Lin

Wen Chung Lin

Vice President & Spokesman